Exhibit 99.69

GeneType Multi-Test Panel Expanded: Inclusion of 3 New Diseases

Melbourne, Australia, 27 March 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) – a global leader in genomics-based tests in health, wellness and serious disease – is pleased to announce the initiation of phase 2 of the rollout plan for the geneType Multi-Test. The expanded panel now includes three new diseases taking the total number of individual risk assessments included in the geneType Multi-Test to nine, all from the one simple saliva sample.

Highlights:

●	Inclusion of Melanoma, Pancreatic Cancer and Atrial Fibrillation - broadening of the utility of geneType Multi-Test.
●	Expanded panel is now available population wide for all ethnicities to doctors and their patients in the U.S.[1].
●	Multi-Test now provides a stratification assessment of a person’s risk profile for six cancers, two cardiovascular diseases and a metabolic disease - for a total of 7 diseases for men and 8 for women.
●	The Multi-Test is available to adults of all ethnicities, starting at the age of 30[2].

Each of the three new diseases that have been added to GeneType Multi-Test cause significant mortality and morbidity. According to the American Cancer Society there will be approximately 97,610 new cases of melanoma in 2023 and 7,990 people are expected to die from the disease. The Society’s estimates for pancreatic cancer are even more dramatic with 64,050 people newly diagnosed in 2023, with a staggering 50,550 people expected to die. In both cancers, identifying adults at increased risk of the disease gives patients and doctors the opportunity for additional surveillance which can enable earlier diagnosis and improve patient outcomes, extending life expectancy and saving lives. In the case of atrial fibrillation (AFib), the Centers for Disease Control (CDC) noted that in 2022 there were more than 454,000 hospitalizations and approximately 158,000 deaths each year in the United States due to AFib.

As with the other diseases included in Multi-Test, being able to stratify people at risk enables enhanced surveillance, early detection and early intervention which can lead to significantly improved patient outcomes.

GTG’s CEO, Simon Morriss said, “The Company continues to deliver on our commitment to being a world leader in delivering personalised risk assessments to enable preventative healthcare for a range of serious diseases”.

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Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

1 Expanded Multi-Test will be available in Australia following NATA approval.

2 Cardiovascular and metabolic risk assessments start at age 40; cancers start at age 30.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000